Exhibit 99.1

IM Cannabis updates on Trichome Financial Corp.

TORONTO, Ontario and GLIL YAM, Israel – January 13, 2023 – IM Cannabis Corp. (the “Company” or “IMC”) (NASDAQ: IMCC) (CSE: IMCC), an international medical cannabis company, is pleased to update on Trichome Financial Corp.

On January 9, 2023, the Ontario Superior Court of Justice issued an order in respect of a motion brought by Trichome Financial Corp. (“Trichome”) and certain of its wholly-owned subsidiaries (collectively with Trichome, the “Trichome Group”) to approve, among other things: the sale and investment solicitation process (the “SISP”) in respect of the business and assets of the Trichome Group; and a stalking horse share purchase agreement (the “Stalking Horse Purchase Agreement”) between the Trichome Group and L5 Capital Inc. (the “Purchaser”) dated December 12, 2022, solely for the purposes of acting as the stalking horse bid in the SISP (the “Stalking Horse Bid”). The SISP establishes a process to solicit interest for the sale of any or all of the Trichome Group’s businesses and assets.

At the conclusion of the SISP, and pursuant to its terms, if the Stalking Horse Bid is selected as the successful bid, the Trichome Group will seek an approval and vesting order (an “AVO”) from the Court authorizing the Trichome Group to proceed with the transaction contemplated under the Stalking Horse Purchase Agreement. Pursuant to the Stalking Horse Purchase Agreement, the Purchaser will acquire all of the issued and outstanding shares in the capital of Trichome JWC Acquisition Corp. (“TJAC”), MYM Nutraceuticals Inc. (“MYM”), and their respective subsidiaries, Trichome Retail Corp., MYM International Brands Inc. (“MYMB”) and Highland Grow Inc. (collectively, the “Purchased Entities”). The consideration payable under the Stalking Horse Purchase Agreement is approximately C$6,300,000 and includes a base cash purchase price of C$5,000,000 and certain deferred consideration payable pursuant to secured limited recourse promissory notes.

The Stalking Horse Purchase Agreement contemplates a reverse purchase transaction where the Purchaser will acquire, pursuant to the AVO, the Purchased Entities and their respective assets, free and clear of any and all claims and liabilities (collectively, the “Excluded Claims and Liabilities”) other than those specifically assumed pursuant to the Stalking Horse Purchase Agreement. Pursuant to the Stalking Horse Purchase Agreement and the AVO, the Excluded Claims and Liabilities are expected to be transferred to residual entities to be incorporated by Trichome, TJAC, MYM and MYMB, as applicable.

The Stalking Horse Purchase Agreement constitutes a related party transaction as the Purchaser is an entity controlled by Marc Lustig, who is a director of Trichome and the Executive Chairman of the board of directors of the Company. The Company expects to rely on Sections 5.5(f) and 5.7(1)(d) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the transaction will be completed as part of the CCAA proceedings pursuant to an order of the Court, provided that the Court is advised of the requirements under MI 61-101, and the court does not require compliance with Section 5.4 of MI 61-101.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has recently commenced exiting operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. (“Focus Medical”), which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients. Until recently, the Company also actively operated in Canada through Trichome and its wholly-owned subsidiaries TJAC and MYM, where it cultivated, processed, packaged, and sold premium and ultra-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada. The Company’s Canadian operation continues to export premium and ultra-premium medical cannabis to Israel. The Company is exiting operations in Canada and considers these operations discontinued. For more information, please visit www.imcannabis.com.

Company Contact:
Maya Lustig, Director Investor & Public Relations
IM Cannabis Corp.
+972-54-677-8100
maya.l@imcannabis.com

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com

Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding developments with respect to the Trichome insolvency proceedings.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited, the anticipated increase in demand for medical and adult-use recreational cannabis in the markets in which the Company operates; the Company’s satisfaction of international demand for its products; the Company’s ability to implement its growth strategies and leverage synergies of acquisitions; the Company’s ability to reach patients through e-commerce and brick and mortar retail operations; the development and introduction of new products; the ability to import and the supply of premium and indoor grown cannabis products from the Company’s Canadian subsidiaries and third-party suppliers and partners; the changes and trends in the cannabis industry; the Company’s ability to maintain and renew or obtain required licenses; the ability to maintain cost-efficiencies and network of suppliers to maintain purchasing capabilities; the effectiveness of its products for medical cannabis patients and recreational consumers; future cannabis pricing and input costs; cannabis production yields; and the Company’s ability to market its brands and services successfully to its anticipated customers and medical cannabis patients.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the ability of the Company to close the offerings; general business risk and liability, including claims or complaints in the normal course of business; any failure of the Company to maintain “de facto” control over Focus Medical in accordance with IFRS 10; potential limitations on stockholdings of the Company in connection with its subsidiaries’ engagement in the Israeli medical cannabis market; the ability and/or need to obtain additional financing for continued operations on terms acceptable to the Company; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company’s ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company to integrate each of its acquisitions into the Company’s operations and realize the anticipated benefits and synergies of each such transaction and the timing thereof and the focus of management on such integration; any potential undisclosed liabilities of entities acquired by the Company that were unidentified during the due diligence process; the interpretation of Company’s acquisitions of companies or assets by tax authorities or regulatory bodies, including but not limited to the change of control of licensed entities; the ability of the Company and Focus Medical to deliver on their sales commitments or growth objectives; the reliance of the Company and Focus Medical (collectively, the “Group”) on third-party supply agreements and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations; the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group’s cannabis products; supply chain constraints; competition; reliance on key personnel; the Company’s ability to continue as a going concern; the risk of defaulting on existing debt and war and civil conflict in Eastern Europe and the Middle East.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s management’s discussion and analysis dated November 14th, 2022 and annual information form dated March 31st, 2022 filed with the Canadian securities regulators and which are available on the Company’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.